UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

In March 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated March 2, 2026: Sanofi’s rilzabrutinib earns orphan drug designation in Japan for IgG4-related disease

Exhibit 99.2	Press Release dated March 4, 2026: Filing of an amendment to the French “Document d’Enregistrement Universel” containing the Annual Financial Report

Exhibit 99.3	Press Release dated March 5, 2026: Sanofi’s Board of Directors proposes the appointment of Christel Heydemann as an independent director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2026		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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